UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________) *

OPES EXPLORATION INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

68372W 10 6
(CUSIP Number)

Gordon Racette 8731 Cambie Road, Richmond, British Columbia, V6X 1K2, Canada 604-420-0143
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D	Opes Exploration Inc.	Page 2

CUSIP No	68372W 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gordon Racette
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Nil
8.	Shared Voting Power Nil
9.	Sole Dispositive Power Nil
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Nil
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) Nil%
14.	Type of Reporting Person (See Instructions) IN (individual)

Schedule 13D	Opes Exploration Inc.	Page 3

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Opes Exploration Inc.., a Nevada corporation (“Opes”).  The principal executive office of Opes is located at 9620 Williams Road, Richmond, British Columbia, V7A 1H2, Canada.

Item 2.

Identity and Background

(a)

Gordon Racette

(b)

8731 Cambie Road, Richmond, British Columba, V6X 1K2, Canada

(c)

Former director and officer of Opes Exploration Inc.

(d)

During the last five years, Mr. Racette has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Racette was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Racette is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration

Gordon Racette has no beneficial interest in any shares of common stock of Opes.

On June 1, 2007, Mr. Racette agreed to sell 1,000,000 shares of commons tock to Ken Ralfs, the CEO and president of Opes.  Mr. Racette disposed of the beneficial ownership of the 1,000,000 shares of common stock of Opes for aggregate consideration of US$100,000 pursuant to the terms and conditions of a share purchase agreement with Mr. Ralfs.

Item 4. Purpose of Transaction

Gordon Racette disposed of the 1,000,000 shares in Opes as a personal investment as part of an agreement reached with Mr. Ralfs to sell in a private transaction 1,000,000 of his shares.

Depending on market conditions and other factors, Mr. Racette may acquire additional securities of Opes as Mr. Racette deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Opes or otherwise.  Mr. Racette also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Racette does not have any plans or proposals that relate to or would result in:

(1)

the acquisition by any person of additional securities of Opes, or the disposition of securities of Opes;

(2)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Opes or any of its subsidiaries;

(3)

a sale or transfer of a material amount of assets of Opes or any of its subsidiaries;

(4)

any change in the present board of directors or management of Opes including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Racette’s resignation as director and officer of Opes;

(5)

any material change in the present capitalization of dividend policy of Opes;

(6)

any other material change in Opes’ business or corporate structure;

(7)

changes in Opes’ Articles of Incorporation or other actions that may impede an acquisition of control of Opes by any person;

Schedule 13D	Opes Exploration Inc.	Page 4

(8)

a class of securities of Opes to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)

a class of equity securities of Opes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

Gordon Racette is the beneficial owner of nil shares of common stock of Opes.  The shares represent an aggregate nil% of the issued and outstanding shares of common stock of Opes.

(b)

Gordon Racette holds the sole power to vote and to dispose of the nil shares of common stock of Opes.

(c)

Gordon Racette has not effected any transaction in the common stock of Opes during the past 60 days, except as disclosed in this statement.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Gordon Racette and any other person with respect to any securities of Opes, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gordon Racette

Dated:  June 1, 2007

By:  ______________________________

Gordon Racette